United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of July, 2009

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Second Quarter 2009 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: July 22, 2009

Rogelio Sanchez rsanchezm@gruma.com (52) 81 8399-3312 Lilia Gomez lgomez@gruma.com (52) 81 8399-3324
Monterrey, N.L., Mexico, July 22, 2009	www.gruma.com

SECOND-QUARTER 2009 RESULTS

HIGHLIGHTS

  Sales volume increased 1% due mainly to higher sales volume in Gruma Venezuela and GIMSA and, to a lesser extent, Molinera de Mexico.

  Net sales increased 15%, driven mainly by the effect of the devaluation of the Mexican peso in Gruma Corporation, and, to a lesser extent, by price increases.

  EBITDA increased 25%, and EBITDA margin improved to 11.6% from 10.7%. Better margins in Gruma Corporation and Gruma Venezuela drove the consolidated increase in EBITDA.

  Debt declined 9% to US$915 million.

Consolidated Financial Highlights
 (Ps millions)

	2Q09	2Q08	VAR (%)
Volume (thousand metric tons)	1,069	1,060	1
Net sales	12,360	10,770	15
Operating income	1,039	833	25
Operating margin	8.4%	7.7%	70 bp
EBITDA	1,435	1,149	25
EBITDA margin	11.6%	10.7%	90 bp
Majority net income	1,330	689	93
ROE (LTM)	(95.7)%	13.3%	N/A

Debt
 (US$ millions)

Jun '09	Jun '08	Var	Mar '09	Var
915	620	47%	1,010	(9)%

RESULTS OF OPERATIONS
2Q09 vs. 2Q08

Sales volume increased 1%, to 1,069 thousand metric tons, due to higher sales volume in Gruma Venezuela and GIMSA and, to a lesser extent, Molinera de Mexico.

Net sales increased 15%, to Ps.12,360 million, driven by the effect of the devaluation of the Mexican peso in Gruma Corporation, and, to a lesser extent, by price increases. Sales from non-Mexican operations constituted 74% of consolidated net sales during the quarter.

Cost of sales as a percentage of net sales improved to 64.6% from 66.9% driven by Gruma Corporation and Gruma Venezuela. In absolute terms, cost of sales rose 11%, to Ps.7,984 million, due to the effect of the devaluation of the Mexican peso in Gruma Corporation.

Selling, general, and administrative expenses (SG&A) as a percentage of net sales, increased to 27.0% from 25.4%, driven mainly by Gruma Venezuela. In absolute terms, SG&A rose 22%, to Ps.3,338 million, due primarily to the effect of the devaluation of the Mexican peso in Gruma Corporation and higher expenses in Gruma Venezuela.

Operating income increased 25%, to Ps.1,039 million, and the operating margin improved to 8.4% from 7.7%; both results were driven by Gruma Corporation and, to a lesser extent, Gruma Venezuela.

Other expense, net, was Ps.25 million, Ps.12 million higher than in the same period of 2008.

Comprehensive financing cost, net, was Ps.747 million versus Ps.272 million in 2Q08 resulting mainly from foreign-exchange gains in connection with the peso appreciation during 2Q09, which was partially offset by higher interest expenses, mainly in connection with higher debt coming from losses on derivative instruments. Comprehensive financing income includes gains of Ps.353 million on derivative instruments that were still open during 2Q09.

GRUMA's share of net income in unconsolidated associated companies (primarily Banorte) totaled Ps.116 million, 26% lower than in 2Q08.

Taxes  amounted to Ps.395 million, Ps.42 million more, due to higher pre-tax income in Gruma Corporation and, to a lesser extent, Gruma Venezuela.

GRUMA's total net income was Ps.1,482 million versus net income of Ps.896 million in 2Q08; the increase came mainly from foreign-exchange gains and higher operating income. GRUMA's majority net income was Ps.1,330 million, compared with a majority net income of Ps.689 million in the same period of 2008.

FINANCIAL POSITION
June 2009 vs. March 2009

Balance-Sheet Highlights	Total assets were practically flat at Ps.43,429 million. Higher inventories and cash balances were offset by lower accounts receivable, and the effect of the depreciation in property, plant, and equipment as capital expenditures have been significantly reduced.

Total liabilities were Ps.33,065 million, 4% less, driven mainly by debt reduction.

Stockholders' equity totaled Ps.10,363 million, 15% higher than at the end of 1Q09.
Debt Profile	GRUMA's debt amounted to US$915 million, of which approximately 67% is dollar denominated.

Schedule of Debt Amortizations
 (US$ millions)

	2009	2010	2011	2012	2013	2014...	Total
7.75% Perpetual Bonds						300.0	300.0
MXN Pesos Facility		255.7					255.7
Syndicated Loan		197.0					197.0
Gruma Corp.'s Revolving Facility			62.0				62.0
Other	31.4	17.8	12.9	16.6	15.1	6.3	100.1
TOTAL	31.4	470.5	74.9	16.6	15.1	306.3	914.8

Debt Ratios

	2Q09	1Q09	2Q08
Debt Ratios (last twelve months)
Debt/EBITDA	2.2	2.8	1.7
EBITDA/interest expense	4.9	5.4	5.6

Others Ratios

Operational Ratios	2Q09	1Q09	2Q08
Accounts receivable outstanding (days to sales)	30	35	38
Inventory turnover (days to cost of sales)	79	66	104
Net working capital turnover (days to sales)	N/A	N/A	55
Asset turnover (total assets to sales)	0.9	0.8	0.9
Profitability Ratios(%)
ROA	(26.9)	(28.8)	7.0
ROE	(95.7)	(81.7)	13.3
ROIC	11.0	10.1	9.5

CAPITAL EXPENDITURE PROGRAM

GRUMA's capital expenditures totaled US$16 million during 2Q09. Major investments were applied to the final phase of the new tortilla plant in California and upgrades in Gruma Corporation and GIMSA.

SUBSIDIARY RESULTS
2Q09 vs. 2Q08

Gruma Corporation (1

Sales volume decreased 4% due to (1) lower corn flour sales volume in the United States in connection with better inventory management by distributors, (2) and lower tortilla sales volume due to lower sales in foodservice, and a product-count reduction in some of our tortilla SKUs for the retail segment.

Net sales declined 1%, to Ps.5,948 million, due to the aforementioned sales volume decrease, which was partially offset by higher prices resulting from (1) price increases in corn flour during 4Q08, and (2) the product-count reduction in some of our tortilla SKUs during 1Q09.

Cost of sales as a percentage of net sales improved to 58.0% from 61.7% due to higher prices in the corn flour business and the product-count reduction in some of our tortilla SKUs. The improvement was also driven by lower natural gas raw-material costs, and by lower fixed costs stemming from the closing of three tortilla plants to optimize production and distribution capacities. In absolute terms, cost of sales decreased 7% due to the decline in sales volume and the cost reductions.

SG&A as a percentage of net sales improved to 32.8% from 34.0% due to the combination of (1) higher prices and (2) lower transportation expenses resulting from lower cost of fuel and optimization programs, and also (3) initiatives to reduce administrative expenses. In absolute terms, SG&A decreased 4%, also due to lower sales volume.

Operating income as a percentage of net sales improved to 9.3% from 4.3%. In absolute terms, operating income increased 114%, to Ps.552 million, resulting mainly from the aforementioned lower costs and SG&A.

1) Please note that, as GRUMA has always prepared this report, all Gruma Corporation figures are compared in dollars terms in order to avoid exchange-rate distortions. Figures shown were translated to Mexican pesos using a convenience translation with the exchange rate of Ps.13.17/dollar as of June 30, 2009. The differences versus accounting principles generally accepted in Mexico are reflected in this report in the column entitled ''Other and Eliminations''.

GIMSA

Sales volume increased 2% to 457 thousand metric tons during 2Q09. This increase was a result of the opening of in-store tortillerias in supermarkets, increased sales to supermarkets in connection with competitive tortilla prices at these customers' in-store tortillerias, and higher sales to wholesalers and government channels.

Net sales increased 11% to Ps.2,489 million due mainly to price increases, implemented primarily during February and March 2009, and, to a lesser extent, higher sales volume.

Cost of sales as a percentage of net sales increased to 70.9% from 65.8% due to higher cost of corn in connection with price increases implemented in corn flour. In absolute terms, cost of sales increased 20% to Ps.1,764 million due to the aforementioned higher cost of corn.

SG&A as a percentage of net sales increased to 16.4% from 16.3% and, in absolute terms, increased 11%. The increase was due mainly to higher selling expenses resulting from (1) higher freight expenses in connection with increased sales to supermarkets, and (2) commercial initiatives designed to increase coverage and promote conversion to the corn flour method.

Operating income as a percentage of net sales decreased to 12.8% from 17.9% due to the aforementioned higher corn costs. In absolute terms, operating income declined 21% to Ps.318 million due primarily to the increase in corn costs and SG&A.

For additional information, please see GIMSA ''Second-Quarter 2009 Results'', available through GRUMA's website, www.gruma.com.

Gruma Venezuela

Sales volume increased 8% due to higher sales of corn flour to government channels.

Net sales increased 3% due primarily to the increase in sales volume, which was partially offset by the peso appreciation.

Cost of sales as a percentage of net sales improved to 68.1% from 74.8% due to lower wheat costs, which were partially offset by a reduction in wheat flour prices. In absolute terms, cost of sales decreased 6% as a result of the aforementioned lower wheat costs and the peso appreciation.

SG&A as a percentage of net sales increased to 20.8% from 15.4% and, in absolute terms, rose 40% due mainly to higher freight tariffs, salary increases, promotions, and advertising.

Operating income increased 17% to Ps.248 million. Operating margin improved to 11.1% from 9.9% in 2Q08.

Molinera de Mexico

Sales volume increased 3% due to more competitive pricing.

Net sales decreased 8% to Ps.795 million due to lower prices in connection with lower cost of wheat.

Cost of sales as a percentage of net sales increased to 83.6% from 75.4% in connection with lower wheat flour prices. In absolute terms, cost of sales grew 2% in connection with the rise in sales volume.

SG&A as a percentage of net sales increased to 15.6% from 14.5% due to lower absorption of fixed expenses because wheat flour prices declined. In absolute terms, SG&A decreased 1% due to lower advertising expenses.

Operating income was Ps.6 million versus Ps.87 million in 2Q08. Operating margin decreased to 0.7% from 10.1%.

Gruma Centroamerica

Sales volume decreased 5% as a result of lower corn flour sales volume in connection with changes in the distribution system towards company-owned routes.

Net sales decreased 10% to Ps.603 million due to the aforementioned sales volume reduction and the peso appreciation.

Cost of sales as a percentage of net sales increased to 75.4% from 72.7% due to (1) lower absorption of fixed costs, (2) higher fixed costs coming from a new corn flour unit, and (3) higher costs of hearts of palm and rice, which have not been fully absorbed through price increases. In absolute terms, cost of sales decreased 7% due mainly to the aforementioned sales volume reduction and the peso appreciation.

SG&A as a percentage of net sales increased to 27.8% from 26.1% due to lower absorption in connection with lower net sales. In absolute terms, SG&A decreased 5% due to the peso appreciation.

Operating loss was Ps.19 million, versus operating income of Ps.8 million in 2Q08. Operating margin was negative 3.2% versus positive 1.2% in 2Q08.

Other and Eliminations	Operating loss was Ps. 65 million compared with an operating loss of Ps.133 million in 2Q08.

ACCOUNTING PROCEDURES

The consolidated figures have been prepared in accordance with accounting principles generally accepted in Mexico.

Starting January 1, 2008, the Financial Reporting Standard B-10 (FRS B-10) became effective. FRS B-10 defines the economic environments that affect an entity, which can be

  Inflationary - when the accumulated inflation of three prior years is equal to or greater than 26%, or.

  Not inflationary - when the accumulated inflation of three prior years is less than 26%.

Based on the foregoing, the consolidated figures are determined as follows:

  The figures figures for subsidiaries in Central America and Venezuela are restated in period-end constant local currencies following the provisions of FRS B-10 and FRS B-15, applying the general consumer price index from the country in which the subsidiary operates. Once these figures are restated, they are translated into Mexican pesos by applying the exchange rate in effect at the end of last year for figures from that previous year. Figures for the current reported period are translated into Mexican pesos by applying the exchange rate in effect at the end of such reported period.

  The figures for subsidiaries in Mexico, the United States, Europe, Asia, and Oceania operate in a noninflationary environment. Therefore, the effects of inflation are not recognized from January 1, 2008. Results for foreign subsidiaries that operate in a noninflationary environment are translated to Mexican pesos applying the historical exchange rate.

For Gruma Corporation, figures shown in this report were translated to Mexican pesos using a convenience translation with the exchange rate of Ps.13.17/dollar as of June 30, 2009. The differences between the accounting principles generally accepted in Mexico and US GAAP are reflected in the column entitled  ''Other and Eliminations''.

ABOUT GRUMA

 GRUMA, S.A.B. de C.V.,is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to approximately 70 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 19,000 employees and 92 plants. In 2008, GRUMA had net sales of US$3.2 billion, of which 71% came from non-Mexican operations.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A.B. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United Sates, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUMA, S.A.B. DE C.V., AND SUBSIDIARIES

(Millions of pesos)

FINANCIAL HIGHLIGHTS

	QUARTERS					YTD JUNE		
INCOME STATEMENT SUMMARY	**2Q09**	2Q08	VAR (%)	1Q09	VAR (%)	**2009**	2008	VAR (%)
NET SALES	**12,360**	10,770	15	12,905	(4)	**25,265**	20,764	22
GROSS PROFIT	**4,376**	3,565	23	4,428	(1)	**8,804**	6,828	29
GROSS MARGIN (%)	**35.4%**	33.1%		34.3%		**34.8%**	32.9%	
OPERATING INCOME	**1,039**	833	25	1,026	1	**2,065**	1,436	44
OPERATING MARGIN (%)	**8.4%**	7.7%		8.0%		**8.2%**	6.9%	
OTHER EXPENSE (INCOME), NET	**25**	12		63		**88**	42	
COMPREHENSIVE FINANCING COST (INCOME), NET	**(747)**	(272)		1,103		**356**	383	
INTEREST EXPENSE	**308**	147		302		**611**	320	
INTEREST INCOME	**(386)**	(358)		835		**449**	284	
FOREIGN EXCHANGE LOSS (GAIN)	**(635)**	41		58		**(577)**	(8)	
MONETARY POSITION (GAIN) LOSS	**(35)**	(102)		(92)		**(127)**	(214)	
EQUITY EARNINGS, ASSOCIATED COMPANIES	**(116)**	(156)		(142)		**(258)**	(323)	
TAXES	**395**	353		345		**740**	388	
NET INCOME	**1,482**	896	65	(343)	533	**1,139**	946	20
MAJORITY NET INCOME	**1,330**	689	93	(491)	371	**839**	597	40
EARNINGS PER SHARE[1]	**2.36**	1.22	93	(0.87)	371	**1.49**	1.06	40
EARNINGS PER ADR (US$)[2]	**0.72**	0.37	93	(0.26)	371	**0.45**	0.32	40
DEPRECIATION AND AMORTIZATION AFFECTING OPERATING INCOME	**396**	316		392		**788**	603	
EBITDA[3]	**1,435**	1,149	25	1,418	1	**2,853**	2,039	40
CAPITAL EXPENDITURES (MILLIONS US$)	**16**	77		14		**30**	113	

BALANCE SHEET SUMMARY	**Jun-09**	Jun-08	VAR (%)	Mar-09	VAR (%)
CASH AND CASH EQUIVALENTS	**1,713**	1,317	30	992	73
TRADE ACCOUNTS RECEIVABLE	**4,166**	4,545	(8)	4,953	(16)
OTHER ACCOUNTS RECEIVABLE	**2,542**	2,325	9	3,158	(20)
INVENTORIES	**7,031**	8,325	(16)	6,231	13
CURRENT ASSETS	**16,421**	17,009	(3)	15,855	4
PROPERTY, PLANT, AND EQUIPMENT, NET	**19,963**	16,978	18	20,570	(3)
TOTAL ASSETS	**43,429**	40,417	7	43,554	(0)
SHORT-TERM DEBT	**536**	1,160	(54)	2,131	(75)
CURRENT LIABILITIES	**17,649**	10,259	72	18,069	(2)
LONG-TERM DEBT	**11,511**	5,484	110	12,075	(5)
TOTAL LIABILITIES	**33,065**	18,834	76	34,520	(4)
MAJORITY STOCKHOLDERS' EQUITY	**6,491**	17,849	(64)	5,348	21
STOCKHOLDERS' EQUITY	**10,363**	21,583	(52)	9,034	15
CURRENT ASSETS/CURRENT LIABILITIES	**0.93**	1.66		0.88	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	**3.19**	0.87		3.82	
DEBT/(DEBT + STOCKHOLDERS' EQUITY)	**0.54**	0.24		0.61	
BOOK VALUE PER SHARE[1]	**11.52**	31.68		9.49	

[1] On the basis of 563,650,709 shares as of June 30, 2009, 563,356,209 shares as of June 30, 2008, and 563,650,709 shares as of March 31, 2009.

[2] Each ADR represents four ordinary shares; the exchange rate used was Ps 13.17 per dollar as of June 30, 2009.

[3] EBITDA = operating income + depreciation and amortization affecting operating income.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GRUMA** QUARTER: **02** YEAR: **2009**

GRUMA, S.A.B. DE C.V.

BALANCE SHEETS

TO JUNE 30 OF 2009 AND 2008

CONSOLIDATED

(Thousand Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	**TOTAL ASSETS**	**43,428,658**	**100**	**40,417,398**	**100**
s02	**CURRENT ASSETS**	**16,420,722**	**38**	**17,008,878**	**42**
s03	CASH AND AVAILABLE INVESTMENTS	1,713,418	4	1,317,335	3
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	4,165,844	10	4,544,673	11
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	2,542,072	6	2,324,710	6
s06	INVENTORIES	7,031,060	16	8,325,253	21
s07	OTHER CURRENT ASSETS	968,328	2	496,907	1
s08	**LONG-TERM**	**4,041,514**	**9**	**3,300,996**	**8**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	185,982	0	141,318	0
s10	INVESTMENTS IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	3,588,758	8	3,156,777	8
s11	OTHER INVESTMENTS	266,774	1	2,901	0
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**19,962,578**	**46**	**16,978,220**	**42**
s13	LAND AND BUILDINGS	8,741,651	20	7,311,878	18
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	25,002,307	58	20,840,393	52
s15	OTHER EQUIPMENT	778,859	2	562,525	1
s16	ACCUMULATED DEPRECIATION	15,971,401	37	13,597,594	34
s17	CONSTRUCTION IN PROGRESS	1,411,162	3	1,861,018	5
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**2,867,963**	**7**	**3,096,332**	**8**
s19	**OTHER ASSETS**	**135,881**	**0**	**32,972**	**0**
s20	**TOTAL LIABILITIES**	**33,065,272**	**100**	**18,834,016**	**100**
s21	**CURRENT LIABILITIES**	**17,649,453**	**53**	**10,259,236**	**54**
s22	SUPPLIERS	4,232,193	13	5,688,390	30
s23	BANK LOANS	536,049	2	1,159,856	6
s24	STOCK MARKET LOANS	0	0	0	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	183,651	1	47,450	0
s26	OTHER CURRENT LIABILITIES WITHOUT COST	12,697,560	38	3,363,540	18
s27	**LONG-TERM LIABILITIES**	**11,511,022**	**35**	**5,484,151**	**29**
s28	BANK LOANS	11,511,022	35	5,484,151	29
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	**DEFERRED LIABILITIES**	**0**	**0**	**0**	**0**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**3,904,797**	**12**	**3,090,629**	**16**
s33	**CONSOLIDATED STOCKHOLDERS EQUITY**	**10,363,386**	**100**	**21,583,382**	**100**
s34	**COUNTABLE CAPITAL OF THE PARTICIPATION NOT CONTROLADORA**	**3,872,661**	**37**	**3,734,106**	**17**
s35	**COUNTABLE CAPITAL OF THE PARTICIPATION CONTROLADORA**	**6,490,725**	**63**	**17,849,276**	**83**
s36	**CONTRIBUTED CAPITAL**	**6,972,425**	**67**	**9,073,545**	**42**
s79	CAPITAL STOCK	6,972,425	67	6,941,122	32
s39	PREMIUM ON ISSUANCE OF SHARES	0	0	2,132,423	10
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	**-481,700**	**-5**	**8,775,731**	**41**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	-984,223	-9	9,184,401	43
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	502,523	5	-408,670	-2
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GRUMA** QUARTER: 02 YEAR: 2009

GRUMA, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	**CASH AND AVAILABLE INVESTMENTS**	**1,713,418**	**100**	**1,317,335**	**100**
s46	CASH	615,817	36	815,798	62
s47	AVAILABLE INVESTMENTS	1,097,601	64	501,537	38
s07	**OTHER CURRENT ASSETS**	**968,328**	**100**	**496,907**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	464,773	48	100,920	20
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	503,555	52	395,987	80
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**2,867,963**	**100**	**3,096,332**	**100**
s48	DEFERRED EXPENSES (NET)	766,797	27	1,120,451	36
s49	GOODWILL	2,101,166	73	1,975,881	64
s51	OTHER	0	0	0	0
s19	**OTHER ASSETS**	**135,881**	**100**	**32,972**	**100**
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	135,881	100	32,972	100
s21	**CURRENT LIABILITIES**	**17,649,453**	**100**	**10,259,236**	**100**
s52	FOREIGN CURRENCY LIABILITIES	15,094,186	86	5,999,024	58
s53	MEXICAN PESOS LIABILITIES	2,555,267	14	4,260,212	42
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**12,697,560**	**100**	**3,363,540**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	9,748,384	77	610,280	18
s89	INTEREST LIABILITIES	113,630	1	38,555	1
s68	PROVISIONS	727,151	6	493,963	15
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	2,102,508	17	2,214,543	66
s105	BENEFITS TO EMPLOYEES	5,887	0	6,199	0
s27	**LONG-TERM LIABILITIES**	**11,511,022**	**100**	**5,484,151**	**100**
s59	FOREIGN CURRENCY LIABILITIES	7,711,910	67	5,413,505	99
s60	MEXICAN PESOS LIABILITIES	3,799,112	33	70,646	1
s31	**DEFERRED LIABILITIES**	**0**	**100**	**0**	**100**
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**3,904,797**	**100**	**3,090,629**	**100**
s66	DEFERRED TAXES	3,042,132	78	2,760,346	89
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	104,183	3	91,762	3
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	758,482	19	238,521	8
s79	**CAPITAL STOCK**	**6,972,425**	**100**	**6,941,122**	**100**
s37	CAPITAL STOCK (NOMINAL)	6,972,425	100	6,941,122	100
s38	RESTATEMENT OF CAPITAL STOCK	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GRUMA** QUARTER: **02** YEAR: **2009**

GRUMA, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

Final Printing

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos) **CONSOLIDATED**

REF F	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
e02	**+ (-)ITEMS NOT REQUIRING CASH**	51,412	-56,162
e15	+ESTIMATES FOR THE PERIOD	0	0
e16	+PROVISIONS FOR THE PERIOD	15,499	7,000
e17	+ (-)OTHER UNREALIZED ITEMS	35,913	-63,162
e03	**+ (-)ITEMS RELATED TO INVESTING ACTIVITIES**	578,307	300,557
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	828,285	638,142
e19	(-) +GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	33,370	3,037
e20	+IMPAIRMENT LOSS	13,328	9,250
e21	(-) +EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	-258,192	-323,154
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	-29,698	-29,460
e24	(-)+ OTHER ITEMS	-8,786	2,742
e04	**+ (-)ITEMS RELATED TO FINANCING ACTIVITIES**	184,714	550,064
e25	+ACCRUED INTEREST	567,209	267,686
e26	+ (-) OTHER ITEMS	-382,495	282,378
e06	**CASH FLOWPROVIDED OR USED IN OPERATION**	805,380	-1,126,532
e27	+ (-)DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	-425,721	-1,073,476
e28	+ (-)DECREASE (INCREASE) IN INVENTORIES	484,685	-2,392,516
e29	+ (-)DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-148,028	-109,889
e30	+ (-)INCREASE (DECREASE) IN SUPPLIERS	789,603	2,508,724
e31	+ (-)INCREASE (DECREASE) IN OTHER LIABILITIES	181,808	295,159
e32	+ (-) INCOME TAXES PAID OR RETURNED	-76,967	-354,534
e08	**NET CASH FLOW FROM INVESTING ACTIVITIES**	-369,220	-1,251,466
e33	-PERMANENT INVESTMENT IN SHARES	0	0
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	-INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-419,447	-1,277,699
e36	+SALE OF PROPERTY, PLANT AND EQUIPMENT	16,781	21,307
e37	-INVESTMENT IN INTANGIBLE ASSETS	-659	-5,399
e38	+DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	-OTHER PERMANENT INVESTMENTS	0	0
e40	+DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	0	0
e42	+INTEREST RECEIVED	21,796	24,025
e43	+ (-)DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+ (-)OTHER ITEMS	12,309	-13,700
e10	**NET CASH FROM FINANCING ACTIVITIES**	-2,807,322	943,634
e45	+BANK FINANCING	2,256,743	1,512,479
e46	+STOCK MARKET FINANCING	0	0
e47	+OTHER FINANCING	0	0
e48	(-)BANK FINANCING AMORTIZATION	-3,023,283	-2,473,768
e49	(-)STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-)OTHER FINANCING AMORTIZATION	0	0
e51	+ (-)INCREASE (DECREASE) IN CAPITAL STOCK	0	2,111,060
e52	(-)DIVIDENDS PAID	-59,432	-62,954
e53	+PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	-INTEREST EXPENSE	-519,753	-278,239
e56	-REPURCHASE OF SHARES	0	-21,023
e57	+ (-)OTHER ITEMS	-1,461,597	156,079

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE B47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GRUMA** QUARTER: **02** YEAR: **2009**

GRUMA, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANKS																
FOREIGN TRADE																
SECURED																
BANCO DEL OCCIDENTE	YES	14/05/2009	14/07/2009	10.5							6,054	0	0	0	0	0
BANCO ATLANTIDA	YES	14/05/2009	14/07/2009	10.50							10,065	0	0	0	0	0
BANCO ATLANTIDA	YES	01/07/2009	01/07/2014	10.50							0	39,511	39,511	39,511	39,511	39,511
LAFISE	YES	16/02/2009	13/08/2009	0							21,047	0	0	0	0	0
LAFISE	YES	10/03/2009	10/07/2009	13.00							3,349	0	0	0	0	0
LAFISE	YES	03/04/2009	03/08/2009	13.00							6,627	0	0	0	0	0
BCT	YES	25/06/2009	25/06/2010	11.00							0	44,804	0	0	0	0
BCT	YES	25/06/2009	25/06/2012	12.00							0	13,171	13,171	13,171	0	0
BCT	NOT	25/06/2009	25/06/2014	13.00							0	13,171	13,171	13,171	13,171	13,171
	YES										0	0	0	0	0	0
COMMERCIAL BANKS																
FIDEICOMISO AAA NAFINSA	NOT APPLIED	16/05/1994	30/12/2013	8.63	27,633	23,651	26,942	11,517	2,957	44						
BANCOMEXT	NOT APPLIED	25/11/2000	12/11/2010	7.355	0	0	1,295,030	0	0	0						
BANCOMEXT	NOT APPLIED	12/11/2000	12/11/2010	7.355	0	0	1,295,030	0	0	0						
BANCOMEXT	NOT APPLIED	01/12/2000	12/11/2010	7.355	0	0	777,030	0	0	0						
BANCOMEXT	NOT APPLIED	06/04/2009	06/04/2014	11.075	0	4,845	4,844	77,520	77,520	77,520						
BANCOMEXT	NOT APPLIED	22/04/2009	22/04/2014	11.4161	0	3,127	3,125	50,033	50,033	50,033						
BBVA BANCOMER	NOT	02/01/2009	28/07/2010	2.18							0	0	1,975,500	0	0	0
BBVA BANCOMER	NOT	29/04/2009	28/07/2010	1.51							0	0	610,990	0	0	0
JP MORGAN	YES	17/09/2008	15/09/2009	3.49							46,175	0	0	0	0	0
MERRYL LYNCH	YES	03/06/2009	03/12/2099	7.75							0	0	0	0	0	3,951,033
BANK OF AMERICA REVOLVER	YES	30/10/2006	30/10/2011	.67							0	0	916,542	0	0	0
DEBENTURES	YES	01/07/2007	01/07/2010	3.18							0	0	5,402	0	0	0
BANESCO	YES	29/11/2006	13/11/2009	9.75							93,262	0	0	0	0	0
CITIBANK	YES	14/09/2007	31/08/2010	5.86							0	19,755	1,648	0	0	0
CITIZENS	YES	09/09/2005	31/07/2010	2.50							0	7,639	40,105	0	0	0
SAN ANTONIO I.D.B.	YES	03/11/1994	01/11/2009	.47							53,931	0	0	0	0	0
HOUSTON I.D.B.	YES	29/11/1994	01/11/2009	.47							94,015	0	0	0	0	0
GE CAPITAL	NOT	27/02/2009	01/12/2011	11.16							0	13,969	13,971	51,682	0	0
BANCO POPOLARE FRIULADRIA	YES	15/12/2008	15/06/2009	3.65							1,050	0	0	0	0	0
	NOT										0	0	0	0	0	0
	NOT										0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GRUMA** QUARTER: **02** YEAR: **2009**

GRUMA, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF AGREEMENT	AMORTIZATION DATE		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
SUPPLIERS																
VARIOS	NOT APPLIED	30/06/2009	30/06/2010		0	1,404,449	0	0	0	0						
VARIOS	NOT	30/06/2009	30/06/2010								0	2,747,744	0	0	0	0
	NOT										0	0	0	0	0	0
TOTAL SUPPLIERS					0	1,404,449	0	0	0	0	0	2,747,744	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
	NOT APPLIED				0	0	0	0	0	0						
	NOT										0	0	0	0	0	0
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
VARIOS	NOT APPLIED				0	833,888										
VARIOS											0	11,096,672				
TOTAL					0	833,888	0	0	0	0	0	11,096,672	0	0	0	0
TOTAL					27,639	2,343,591	3,491,911	139,070	130,510	127,905	327,975	14,766,236	3,530,011	117,535	52,682	4,063,682

LOS TIPOS DE CAMBIO A LA FECHA DE INFORMACIÓN POR DOLAR AMERICANO O POR OTRO TIPO DE MONEDA FUERON LOS SIGUIENTES:

13.17	PESOS POR 1 DÓLAR AMERICANO
590.00	COLONES COSTARRICENSES POR 1 DÓLAR AMERICANO
2,150.00	BOLIVARES VENEZOLANOS POR 1 DÓLAR AMERICANO
1.2366	DÓLAR AUSTRALIANO POR 1 DÓLAR AMERICANO
6.8306	YUAN CHINO POR 1 DÓLAR AMERICANO
0.6073	LIBRA ESTERLINA POR 1 DÓLAR AMERICANO
1.0859	FRANCO SUIZO POR 1 DÓLAR AMERICANO
0.7124	EURO POR 1 DÓLAR AMERICANO
3.5190	RINGGITS POR 1 DÓLAR AMERICANO

INFORMATION ON DERIVATIVE AND FINANCIAL INSTRUMENTS

 I. Qualitative and quantitative information.
A. Management's Discussion of the Policies for the use of Derivative Financial Instruments, and the Purposes of the Same.
Gruma has entered into raw materials derivative financial instruments for products such as corn, wheat, natural gas and diesel, and it has also entered into financial instruments such as interest rate swaps and foreign exchange financial instruments (F/X).

Gruma's policies regarding derivative financial instruments generally allow commodity swaps for hedging purposes. The foreign exchange derivative financial instruments described in Section E herein, do not qualify as hedges for accounting purposes under the requirements set forth in the Mexican Financial Information Rules (Normas de Informacion Financiera Mexicana).

In order to minimize the counterparty solvency risk, the Company enters into financial derivative instruments only with major national and international financial institutions using standard International Swaps and Derivatives Association, Inc. (''ISDA'') forms and agreements.

B. Generic Description of Valuation Techniques.
Derivative financial instruments that are not reported as hedging instruments for accounting purposes are initially recorded at the value of consideration exchanged upfront, and at the end of each reporting period they are measured at a reasonable estimate of their market value. The result of this valuation is recognized in the income statement. All accounting records comply with applicable regulations and are based on the official financial statements of each financial institution.

For derivative financial instruments that qualify as cash flow hedges, the effects of changes in the fair market value of such derivative financial instrument are recognized in comprehensive income within stockholders equity, based on an evaluation of such instruments as effective hedges. Such changes in the fair market value are reclassified to income in the period when the firm commitment or forecasted transaction affects them. Hedging agreements other than cash flow hedges are measured at a fair value and the effects of these valuation changes are recognized in the income statement.

The valuation of the foreign exchange derivative financial instruments is performed by the counterparty to such instruments, at their estimated fair market value (mark-to-market). Regarding corn, wheat and natural gas futures we take as reference the market values of the US Chicago, Kansas and New York futures exchanges, via the specialized Financial Institutions engaged for such purposes. These valuations are made periodically.

Effectiveness of hedges are determined when the changes in fair market value or ash flows of the underlying are offset by changes in fair market value or cash flows of the hedging instrument in a ratio that falls within an inverse correlation range from 80% to 125%.

When a hedge is no longer effective as well as when the hedge does not comply with the documentation requirements set forth in Bulletin C-10 ''Derivative Financial Instruments'' (Boletin C-10 ''Instrumentos Financieros Derivados'')1 the results of measuring the financial instruments at a reasonable value are recognized in the results of operations, within net comprehensive financing income.

C. Management Discussion about the Sources of Liquidity that Could be Used to Deal with Requirements Derived from Derivative Financial Instruments.
There are potential liquidity requirements under our financial derivative instruments described in Section E below. Gruma plans to use its available cash flow and other available sources of liquidity to satisfy such liquidity requirements.

D. Description of the Changes in the Exposure to Identified Risks.
The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), global changes in the supply/demand created by population growth, competitors and global production of similar harvests. We hedge a part of our production requirements through futures contracts and options in order to reduce the risk generated by the fluctuations in price and supply of corn, wheat, natural gas, and diesel risks that exist as an ordinary part of the business. As of June, 30th, 2009, the open positions of these instruments were valued at their fair market value. The derivative financial instruments that were recorded for accounting purposes as hedges resulted in losses in the amount of $41,594 thousand pesos and recognized in total earnings within shareholders equity. The financial instruments that did not qualify as hedges for accounting purposes resulted in a loss of $9,544 thousand pesos, which was applied to the 2009 fiscal year results. As of June 30th, 2009, these instruments did not have an effect on cash flow for the company.

Certain foreign exchange derivative transactions in effect as of the end of June 2009, primarily referenced peso/U.S. Dollar exchange rates. The fair market value of these derivative instruments can increase or decrease in the future before their settlement date. Changes in the currency exchange rates can be the result of, among other things, changes in economic conditions, tax and foreign exchange and currency policies, volatility, liquidity in the global markets, local and international political events.

These derivative financial instruments were valued in accordance with their fair market value (mark-to-market). As of June 30th, 2009, the open positions of these instruments reflected a net loss of approximately $598,622 thousand pesos. The total loss amount was recorded in the 2009 fiscal year results. To this day, these instruments did not have an effect on cash flow for the company.

The company has complied with all obligations under its derivative financial instruments.

 1 Bulletin C-10 is part of the Mexican General Accepted Accounting Principles.

E. Quantitative Information.

Summary of Financial Derivative Instrument
to June 30th, 2009.
Amounts in thousands of Pesos

Exchange Rate Financial Derivative Instruments:

Pursuant to certain agreements executed on March, June and July of 2009, Gruma has terminated all of its foreign exchange derivative instruments that it had entered into with several financial institutions, except for BNP Paribas, where these derivative instruments remain outstanding but the risk associated with such transactions have been eliminated as the amounts payable by Gruma under the same have been fixed, as described below.

As reported to the investor public on March 23rd, 2009, Gruma ended all of its foreign exchange derivative instruments with Credit Suisse, Deutsche Bank and JPMorgan Chase with a resulting aggregate termination amount payable to these banks of US$668.3 million, which represented approximately 87% of all of Gruma's foreign exchange derivative obligations considering their mark-to-market value as of that date, and also informed its intention to enter into similar arrangements with its remaining counterparties on this type of instruments. Gruma informed as well that a term sheet was entered into with the aforementioned three banks, which provides for certain indicative terms for the financing of the US$668.3 million.

Pursuant to the term sheet with Credit Suisse, Deutsche Bank, and JP Morgan Chase, Gruma and these three banks agreed to negotiate in good faith to convert the US$668.3 million owing to such banks into a secured loan by July 21st, 2009, before such amount became payable; however, such term has been temporarily extended until July 24th, 2009 as described below. It is contemplated that this loan will be secured and will have a term of 7.5 years, including a one year grace period, with an initial interest rate of LIBOR plus 2.875% for the first three years.

On June 18th, 2009 Gruma entered into a term sheet with BNP Paribas that provides for the financing of Gruma's payment obligations that will result from the scheduled settlement on September 8th, 2009 of the foreign exchange derivative instruments entered into with such bank.

Pursuant to the term sheet entered into with BNP Paribas, Gruma and said bank agreed to eliminate the risk associated with its foreign exchange derivative instruments by fixing the amount payable by Gruma to such bank at US$11.9 million, and agreed to negotiate in good faith to convert such amount into an unsecured loan on or before September 8th, 2009. It is contemplated that this unsecured loan will mature in May 2011, with an interest rate of LIBOR plus 2%.

On June 26th, 2009 Gruma ended all of its foreign exchange derivative instruments that it had entered into with Barclays, with a resulting termination amount payable to Barclays of US$21.5 million, and entered into a term sheet with Barclays, which provides for certain indicative terms for the financing of the US$21.5 millions.

On July 6th, 2009, Gruma terminated all of its foreign exchange derivative instruments that it had entered into with The Royal Bank of Scotland, with a resulting termination amount payable to The Royal Bank of Scotland of US$13.9 million, and also entered into a term sheet with The Royal Bank of Scotland, which provides for certain indicative terms for the financing of the US$13.9 million.

On July 8th, 2009, Gruma terminated all of its foreign exchange derivative instruments that it had entered into with Standard Chartered Bank, with a resulting termination amount payable to Standard Chartered Bank of US$22.9 million, and also entered into a term sheet with Standard Chartered Bank, which provides for certain indicative terms for the financing of the US$22.9 million.

Pursuant to the term sheets entered into with Barclays, The Royal Bank of Scotland, and Standard Chartered Bank, Gruma and such banks agreed to negotiate in good faith to convert the amounts owing to each of such banks, as described above, into unsecured loans by July 21st, 2009, before such amounts became payable; however, such term has been temporally extended until July 24th, 2009 as described below. It is contemplated that these unsecured loans will have a term of 3 years, including a one year grace period, with an interest rate of LIBOR plus 2.875%.

Gruma continues its negotiations with its derivative counterparties in order to convert the payable amounts into term loans, and has therefore obtained a temporary extension of such payment date to July 24, 2009. Gruma anticipates seeking a further extension in order to finalize definitive documentation in respect of such loans. The timing for the finalization of definitive documentation is contingent upon the conclusion of such negotiations and the satisfaction of certain conditions precedent, including Gruma obtaining necessary corporate approvals and refinancing its debt obligations under its 5-year revolving credit facility with BBVA Bancomer as agent (the ''2005 Facility'') and its Ps$3,367 million peso-denominated credit facility from Bancomext (Banco Nacional de Comercio Exterior) (the ''2008 Peso Facility''). With respect to the refinancing of its 2005 Facility and its 2008 Peso Facility, Gruma has reached agreements in principle in respect of material terms for the amendment and restatement of these facilities.

Summary of Financial Derivative Instrument
to June 30th, 2009.
Amounts in thousands of Pesos

Corn futures Derivative Financial Instruments:

Operations terminated during the second quarter of 2009 on the corn futures derivative financial instruments represented a loss of $34,822 thousands of pesos.

II. Sensitivity Analysis

Currency Exchange Financial Derivative Instruments:

As of June 30th, 2009, we have entered into foreign exchange financial derivatives transactions that mainly involved peso/dollar currency rates. These transactions were recorded at an estimated fair market value (mark-to-market).

The mark-to-market value of these derivative instruments may increase or decrease in the future before the settlement date of the instruments. Changes in the currency exchange rates can be the result of changes in economic conditions, tax and currency policies, volatility, liquidity in the global markets, local and international political events.

Based on our position as of June 30th, 2009, a hypothetical change consisting in a 10% depreciation of the peso against the dollar would result in an additional unfavorable effect of $218,033 thousand pesos in the income statement of the company. This sensitivity analysis is determined based on the values of the underlying assets provided in an appraisal made by the counterparties as of June 30th, 2009, which include the effects of currency exchange rates, time and volatility variables.

Sensitivity Analysis
Over positions in currency exchange derivative
Financial Instruments to June 30th, 2009.
10%, 25% and 50% change in the Underlying Asset
Amounts in Thousands of Pesos

Corn Futures Derivative Financial Instruments:

Based on our position as of June 30th, 2009, a hypothetical change of a 10% low in the bushel value will result in an additional unfavorable effect of $46,406 thousand pesos. This sensitivity analysis is determined based on the values of the underlying assets given in an appraisal made as of June 30th, 2009.

Sensitivity Analysis
Raw Materials (Corn) Derivative Financial Instruments Position
as June 30 th, 2009
10%, 25% and 50% change in the Underlying Asset
Amounts in Thousands of Pesos